SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), in accordance with the provisions of Article 157, §4, of Law no. 6,404, of December 15, 1976, as amended and in the Resolution of the Securities and Exchange Commission (“CVM”) no. 44, of August 23, 2021, as amended, it communicates to its shareholders and to the market in general that was approved, in a Meeting of the Board of Directors of the Company held on June 16, 2023 (“RCA”), (I) the celebration by the Centrais Elétricas do Norte do Brasil S.A. – Eletronorte (“Eletronorte”) of the reprofiling operation of (a) 1ª (first) issuance of simple debentures, non-convertible into shares, of the unsecured species, with additional fiduciary guarantee that the company is unique in series, for public distribution, with restricted efforts, of Amazonas Geração e Transmissão de Energia S.A.(“AMTG11”) (a company incorporated by Eletronorte), the debtor balance of which is R$ 180,555,025.25, (b) 2ª (second) issue of simple debentures, non-convertible into shares, of the uncovered species, in a single series, for public distribution, with restricted efforts of Eletronorte, whose debtor balance is R$ 333,332,700.44 (“ELTN12” and, in conjunction with “AMTG11”, the “Issuances”) according to the General Terms and conditions described in the minutes of RCA; and (ii) the granting of a fiduciary guarantee by Eletrobras, as a guarantor and principal payer, responsible for the full and timely fulfillment of all Eletronorte's obligations under the issuances mentioned in item (I) above.

In addition, it is noteworthy that the mentioned reprofiling operation had its conclusion on the present date, thus resulting in the lengthening of the term of these Eletronorte liabilities in 5 (five) years from this date, having, therefore, its new maturity in 2028, and with a reduction in the current interest rates (CDI + 2.75% per year for AMTG11 and CDI + 2.60% per year for ELTN12) under these contracts for CDI + 2.17% per year.

This operation is aligned with the debt management strategy by lengthening the deadline and reducing the cost.

The minutes of RCA with the entire approved subject matter is filed at the Company's headquarters and on the CVM (www.cvm.gov.br) and Company's (www.eletrobras.com) websites.

The Company will keep the market informed of the subject matter dealt with in this Market Announcement.

Rio de Janeiro, June 28, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

 This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.